FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors : A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),
K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary : C Farrel

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel       +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel       +27 11 562-9706
Mobile +27 (0) 83 309-6720
email    Nikki.Catrakilis-Wagner@
             goldfields.co.za
Media Enquiries

Sven Lunsche
Tel       +27 11 562-9763
Mobile  +27 (0) 83 260 9279
email    Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS’ OPENS NEW HOUSING COMPLEX
Johannesburg, 1 October 2010: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) today opened a new employee housing project in the Glenharvie community near its Kloof Gold Mine as part of its
R550-million, five year housing programme. The new Grootkloof complex, representing an investment of R25-million, will offer housing accommodation to approximately 100 Kloof employees and their families.

The complex is an integral part of Gold Fields’ continuing programme to renovate housing, construct new family homes and upgrade and de-
densify our high-density accommodation. Significant progress has been made in this regard: at present room density in the hostels is just over two per room, from eight per room in 2006. Around 21,000 employees are accommodated by Gold Fields in high-density accommodation.

The Employee Housing Programme is part of Gold Fields’ total wellbeing programme called “24 Hours in the Life of a Gold Fields Employee in the
South African Region”. This programme is designed to improve every facet of the health and well-being of employees, and addresses the key issues of safe production, healthcare, nutrition, accommodation, sport and recreation as well as education and training.

Gold Fields Chief Executive Officer, Nick Holland, said: “The well-being of our employees is one of the company’s highest priorities and good accommodation is a fundamental requirement for total well-being and quality of life. These family homes are a key component of our wide-
ranging employee housing programme, which also includes the renovation of houses and the upgrading of single accommodation villages into modern, high quality living units.”
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa,
Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock
Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in
Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold
Fields website at
www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  1 October 2010

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs